CESP Companhia Energética de São Paulo

São Paulo, October 15, 2003 CT/FFR/1642/2003

Mr. Frank Zarb and/or Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
USA

Re: Submission Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
For CESP – Companhia Energética de São Paulo
(82-3691)

Gentleman/Madam:

We are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

Attached to this letter you will find free translated copies of the Abstract of the 1186th Meeting of the Executive Committee of this Company, of September 4, 2003, and of the Communication, of October 13, 2003, both published in the newspapers "Diário Oficial do Estado de São Paulo" and "Gazeta Mercantil" on October 10 and 14, 2003, respectively.

Very truly yours,

Valmir Alves Gomes
Raising Funds Division Manager

Enclosure: 02

COMMUNICATION

CHANGE OF COMPANY´S HEAD OFFICE

We inform all the shareholders and the market in general that, according to the decision of the Executive Committee of CESP – Companhia Energética de São Paulo made on September 4, 2003, published in the newspapers Diário Oficial do Estado and Gazeta Mercantil of 10.10.2003, the change of the Company´s head office was approved as follows:

From: Alameda Ministro Rocha Azevedo, 25, Cerqueira Cesar, São Paulo, Capital, CEP 01410-900

To: Avenida Nossa Senhora do Sabará, 5312, Pedreira, São Paulo, Capital, CEP 04447-011.

The moving out shall be completed by the end of this month when new phone numbers shall be disclosed.

São Paulo, October 13, 2003.

ORIGINAL ASSINADO POR

Vicente K. Okazaki
CFO and Investor Relations

CESP - COMPANHIA ENERGÉTICA DE SÃO PAULO

C.N.P.J N° 60.933.603/0001-78
NIRE - 35300011996

ABSTRACT OF THE 1186th ORDINARY MEETING OF THE EXECUTIVE COMMITTEE

The Executive Committee of CESP – Companhia Energética de São Paulo gathered together for an ordinary meeting, in its head office, at Alameda Alameda Ministro Rocha Azevedo, 25, São Paulo, on September 4, 2003, at 8:30 a.m.. The below named members were present: Guilherme Augusto Cirne de Toledo, CEO; Vicente Kazuhiro Okazaki, CFO and Investor Relations; Iramir Barba Pacheco, Planning, Engineering and Construction Officer; Sílvio Roberto Areco Gomes, West Generation Officer; Carlos Eduardo Epaminondas França, Administrative Officer. Mrs. Tânia Mara Moraes Leme de Moura, the Legal Department Manager, was invited to participate in the meeting and Mr. Antonio Bolognesi, East Generation Officer was absent. As the legal quorum was complete, the CEO determined the reading of the Agenda, passing on to the discussion and voting of the matter.
....

Registration of the address alteration in the Taxpayers´ Roll for Juridical Persons (CNPJ). Basing on the Reasons mentioned in the Report n° P/035/2003, the Executive Committee, through Resolution n° 1386/02/1186, decided to;

- approve the change of CESP´s head office address, to enable it to take the necessary steps.

ADDRESS ALTERATION IN THE *CNPJ* N° 60.933.603/0001-78:

From: Alameda Ministro Rocha Azevedo, 25 – Cerqueira César – São Paulo, Capital, CEP 01410-900.

To: Avenida Nossa Senhora do Sabará, 5312 – Pedreira – São Paulo, Capital, CEP 04447-011.
....

These minutes after read and approved were signed by the members present. I declare that the preset part of the abstract of the 1186h Ordinary Meeting of the Executive Committee, held on September 4, 2003, is in accordance with the original transcribed in proper book.

ORIGINAL ASSINADO POR

Guilherme Augusto Cirne de Toledo
CEO

Paulo Enéas Pimentel Braga
Secretary of the Company
OAB/SP – n° 73453